Arden Group, Inc.

March 13, 2007

United States Securities & Exchange Commission

450 Fifth Street N.W.

Washington,  DC  20549

Reference:	Form 10-K
File Number 0-9904

Ladies and Gentlemen:

Enclosed is the Arden Group, Inc. Form 10-K for the year ended December 30, 2006.  Except for the adoption of Statement of Financial Accounting Standards No. 123(R) (revised 2004), “Share-Based Payment” effective January 1, 2006, the financial statements in the enclosed report do not reflect a change from the preceding year in any accounting principles or practices, or in the method of applying any such principles or practices.

Very truly yours,

ARDEN GROUP, INC.

/s/LAURA J. NEUMANN

Laura J. Neumann

Senior Director of Financial

Reporting and Compliance

LJN/sls

Enclosure

2020 South Central Avenue, Compton, California 90220
Telephone: (310) 638-2842 Facsimile: (310) 631-0950